UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

GFL Environmental Inc.
(Name of Issuer)

Subordinate voting shares, no par value
(Title of Class of Securities)

36168Q104
(CUSIP Number)

December 31, 2023
(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 36168Q104	Page 2

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 496,798
	6	SHARED VOTING POWER 23,679,683
	7	SOLE DISPOSITIVE POWER 496,798
	8	SHARED DISPOSITIVE POWER 23,679,683
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,176,481
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.75% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 358,172,019 subordinated voting shares outstanding as of September 30, 2023, according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 1, 2023.

CUSIP No. 36168Q104	Page 3

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,634,744
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,634,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,634,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 358,172,019 subordinated voting shares outstanding as of September 30, 2023, according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 1, 2023.

CUSIP No. 36168Q104	Page 4

1	NAME OF REPORTING PERSONS Magny Cours Investment Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,634,744
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,634,744
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,634,744
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.60% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 358,172,019 subordinated voting shares outstanding as of September 30, 2023, according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 1, 2023.

CUSIP No. 36168Q104	Page 5

Item 1(a) Name of Issuer

GFL Environmental Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Private Limited

Magny Cours Investment Pte Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower
Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Magny Cours Investment Pte Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Subordinate voting shares, no par value.

Item 2(e) CUSIP Number

36168Q104

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Magny Cours Investment Pte Ltd. (“Magny Cours”) and together with GIC PL and GIC SI, the “Reporting Persons”) is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

CUSIP No. 36168Q104	Page 6

By virtue of certain rights that Magny Cours has with respect to its investment in GFL Borrower II (Cayman) LP (“GFL Borrower”), Magny Cours may be deemed to share dispositive power over 23,634,744 subordinate voting shares of the Issuer held by GFL Borrower with GFL Borrower. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of a group with GFL Borrower, GFL Borrower GP II (Cayman), Ltd as general partner of GFL Borrower or any of their respective affiliates for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Each of GFL Borrower GP II (Cayman), Ltd, GFL Borrower and the Reporting Persons and their respective affiliates are separately making a Schedule 13G filing reporting the subordinated voting shares they may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any subordinated voting shares that may be deemed to be beneficially owned by GFL Borrower, GFL Borrower GP II (Cayman), Ltd and their respective affiliates.

Magny Cours shares dispositive power over 23,634,744 subordinate voting shares of the Issuer held indirectly by it with GIC SI and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 496,798 subordinate voting shares beneficially owned by it. GIC shares power to vote and dispose of 44,939 subordinate voting shares beneficially owned by it with MAS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

Not applicable.

CUSIP No. 36168Q104	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct as dated below.

Date: February 6, 2024

GIC PRIVATE LIMITED
By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Authorized Signatory

MAGNY COURS INVESTMENT PTE LTD.

By:	/s/ Cynthia Lau
Name:	Cynthia Lau
Title:	Authorized Signatory

CUSIP No. 36168Q104	Page 8

LIST OF EXHIBITS

Exhibit	Description

A

Joint Filing Agreement dated February 11, 2022, entered into by GIC Private Ltd, GIC Special Investments Pte Ltd and Magny Cours Investment Pte Ltd (incorporated by reference to Exhibit A to the Schedule 13G filed by those persons on February 11, 2022 (SEC File No. 005-91749)).